UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

March 30, 2011

Commission File Number: 001-32482

SILVER WHEATON CORP.
(Exact name of registrant as specified in its charter)

Suite 3150, 666 Burrard Street Vancouver, British Columbia V6C 2X8 (604) 684-9648
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [     ] Form 40-F [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [     ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [     ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes [     ] No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILVER WHEATON CORP.

March 30, 2011	By:	/s/ Curt Bernardi
	Name:	Curt Bernardi
	Title:	Vice President, Legal and Corporate Secretary

EXHIBIT INDEX

99.1	Technical report dated December 31, 2010, entitled “Penasquito Polymetallic Operation, Zacatecas State, Mexico NI 43-101 Technical Report.” for Silver Wheaton Corp.
99.2	Certificate of Qualified Person - Maryse Belanger
99.3	Certificate of Qualified Person - Guillermo Pareja
99.4	Certificate of Qualified Person - Peter Nahan